EXHIBIT 12

FOOT LOCKER, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

($ in millions)

	Twenty-six weeks
	ended		Fiscal year ended
	July 28,	July 30,	Jan. 28,	Jan. 29,	Jan. 30,	Jan. 31,	Feb. 2,
	2012	2011	2012	2011	2010	2009	2008
NET EARNINGS
Income (loss) from continuing operations	$187	$131	$278	$169	$47	$(79)	$43
Income tax expense (benefit)	107	76	157	88	26	(21)	(93)
Interest expense, excluding capitalized interest	5	7	13	14	13	16	21
Portion of rents deemed representative of the interest factor	109	106	218	213	217	225	224
	$408	$320	$666	$484	$303	$141	$195
FIXED CHARGES
Gross interest expense	$5	$7	$13	$14	$13	$16	$21
Portion of rents deemed representative of the interest factor	109	106	218	213	217	225	224
	$114	$113	$231	$227	$230	$241	$245
RATIO OF EARNINGS TO FIXED CHARGES	3.6	2.8	2.9	2.1	1.3	0.6	0.8